UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission File No: 001-13739

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Tucson Electric Power Company 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNS Energy Corporation
88 East Broadway Boulevard
Tucson, AZ 85701

Tucson Electric Power Company
401(k) Plan
Index

Page(s)

Required Information	3

Report of Independent Registered Public Accounting Firm	4

Financial Statements

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7

Supplemental Schedule

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	14

Signature Page	16

Exhibit

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Note:
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REQUIRED INFORMATION
The Tucson Electric Power Company 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1 – 3 of Form 11-K, the financial statements and schedule of the Plan for the fiscal year ended December 31, 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.
The written consent of PricewaterhouseCoopers LLP with respect to the financial statements of the Plan is filed as Exhibit 23 to this Annual Report.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Tucson Electric Power Company 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Tucson Electric Power Company 401(k) Plan (the “Plan”) at December 31, 2012 and December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Phoenix, AZ
June 27, 2013

Tucson Electric Power Company
401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
	Thousands of Dollars
Assets
Investments at Fair Value	$206,015	$183,931
Receivables:
Notes Receivable from Participants	7,131	6,460
Employer Contributions	124	92
Participant Contributions	303	227
Total Receivables	7,558	6,779
Net Assets Available for Benefits, at Fair Value	213,573	190,710
Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(236)	(238)
Total Assets Available for Benefits	$213,337	$190,472
The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2012
Thousands of Dollars
Additions to Net Assets Attributed to:
Investment Income:
Interest and Dividend Income	$5,374
Net Appreciation in Fair Value of Investments (Including Appreciation Related to Trustee Managed Investments of $14,427)	17,123

Total Investment Income	22,497

Interest Income on Notes Receivable from Participants	374

Contributions:
Employer	5,369
Participant	12,287
Participant Rollovers	1,101

Total Contributions	18,757

Total Additions	41,628

Deductions from Net Assets Attributed to:
Benefits Paid to Participants	18,741
Administrative Expenses	22

Total Deductions	18,763

Net Increase in Net Assets Available for Benefits	22,865
Net Assets Available for Benefits:
Beginning of Year	190,472

End of Year	$213,337
The accompanying notes are an integral part of these financial statements.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following description of the Tucson Electric Power Company 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
All regular employees of Tucson Electric Power Company (Plan Sponsor) and participating subsidiaries of UNS Energy Corporation (UNS Energy), the parent company of the Plan sponsor, (collectively, the Company), who are employed by the Company on or after January 1, 1985, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Administration
The Company’s Pension Committee (the Plan Administrator), comprised of three or more employees, administers the Plan. Fidelity Management Trust Company (the Trustee) serves as trustee of all Plan investments. Fidelity Workplace Services LLC, serves as recordkeeper for the Plan. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments as they are paid through revenue sharing, rather than direct payment. The Company funds the Plan’s other administrative costs, except for loan administrative fees and brokerage account fees. Loan administrative fees and brokerage account fees are paid directly by the participants out of their accounts and recorded as administrative expenses on the statement of changes in net assets available for benefits. References to "we" and "our" are to the Plan Administrator.
Contributions
Upon admission to the Plan, participants may contribute, by way of payroll deductions, a percentage of their pre-tax compensation, up to but not in excess of the lesser of Plan limits or Internal Revenue Code (IRC) limits ($17,000 for 2012 and $16,500 for 2011). Additional catch-up contributions by participants age 50 and above may not exceed IRC limits ($5,500 for both 2012 and 2011). Participants may direct their contributions to be invested entirely into any one of the individual investment funds or, in multiples of 1%, into any combination of these funds. Contributions are subject to certain limitations.
The Plan also allows for rollovers from participants’ other external qualified plans described in Sections 401(a) and 403(a) of the IRC and certain types of Individual Retirement Accounts (Qualified Rollovers) into the Plan. Qualified Rollovers are accounted for as participant contributions in a separate account of the participant, and are directed in the same manner as discussed above for participant contributions.
For each payroll period during the year ended December 31, 2012, the Company made matching contributions to each participant’s account in an amount equal to a percentage of the participant’s compensation as defined by the Plan for that payroll period subject to certain limitations, including the amount contributed to the Plan. Participants direct the investment of such Company contributions in the same manner as discussed above for participant contributions. The Board of Directors of Tucson Electric Power Company has the discretion each year to establish the formula for Company matching contributions subject to the provisions of the Plan.

Notes Receivable from Participants
Note amounts shall not exceed the lesser of $50,000 or 50% of the vested balance of the participant’s accounts at the date of the note. Note terms may not exceed five years, except notes used to purchase a principal residence, which may have a term up to 15 years. Note repayments are made every two weeks through payroll deductions and are considered to be in default if all payments are not made for any three-month period. When a participant fails to repay a note in full, the value of the participant's account is immediately reduced by the amount of unpaid principal and interest and/or any distribution is reduced by the amount of the remaining unpaid principal and interest. Each note is secured by the balance of the participant’s account and bears a fixed rate of interest of the prime rate at note origination plus 2.00%. Interest rates ranged from 5.25% to 11.50% in 2012 and 2011.
Distributions
A participant’s account becomes distributable upon termination of employment, total disability, death, or retirement. The amount distributable to a participant or beneficiary is equal to the balance in the account valued as of the most recent date preceding such distribution as the Trustee can determine. Benefits payable to a participant or the beneficiary are generally paid

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements

in a cash lump sum, although distributions of investments in the UNS Energy Stock Fund may be taken in the form of UNS Energy common stock.
Under certain conditions, a participant may withdraw all or a portion of his or her account while still employed by the Company. Withdrawals from a participant’s account are only permitted (i) once per plan year for participants who have attained age 59-1/2 or (ii) in the event of a participant’s financial hardship as defined in the Plan. The amount which may be withdrawn in the case of a participant’s financial hardship may not exceed the amount needed and is subject to the approval of the Plan Administrator.
Investments
Participants may direct the investment of their compensation deferral contributions, Company matching contributions, and rollover contributions in a variety of investment vehicles comprised of common stocks, mutual funds, money market funds, and common collective funds. The Plan is intended to comply with Section 404(c) of ERISA.
Vesting
A participant’s interest in each of his or her accounts is 100% vested at all times.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan. Upon termination of the Plan, the accounts under the Plan will be valued and distributed to participants at the time of such termination, subject to the provisions of ERISA.

2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting and in accordance with generally accepted accounting principles in the United States of America (GAAP).
Use of Estimates
The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, we also disclose contract value because contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net changes include the Plan’s gains and losses on investments bought and sold as well as held during the year. Employer and participant contributions are recognized on an accrual basis.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Notes receivable from participants that are in default are reclassified as distributions based upon the terms of the Plan documents.

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Continued)

Payment of Benefits
Benefits are recorded when paid.
Recently Issued Accounting Rule
In 2012, we evaluated new guidance related to fair value measurements and disclosures and determined that, since we have no level 3 investments, this guidance had no impact on the Plan's financial statements.
Subsequent Events
Management evaluated subsequent events through the date the financial statements were issued.

3. FAIR VALUE MEASUREMENTS
We categorize Plan assets and liabilities at fair value into the three-level hierarchy based on inputs used to determine the fair value measurement. Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in an active market. Level 2 inputs include quoted prices for similar assets or liabilities, quoted prices in non-active markets, and pricing models whose inputs are observable. Level 3 inputs are unobservable and are supported by little or no market activity.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs. There were no transfers between levels 1, 2, or 3 during the year ended December 31, 2012. The Plan did not have level 3 assets or liabilities at December 31, 2012 or December 31, 2011.
The fair value of common stocks is determined using the closing market price on the exchange in which the individual securities are traded. The fair value of mutual funds and unit investment trusts is determined using the net asset value of the shares held by the Plan at year-end. Certificates of deposit are short term in nature and their cost approximates their fair value.
The Plan holds investments in Fidelity Managed Income Portfolio (MIP), a commingled pool and Common Collective Trust fund (CCT), with the objective of preserving principal while earning interest income. The MIP is not actively traded on an exchange and active market, however, the fair value of the MIP at the Plan’s year end is determined by using the net asset value of units, as provided by the trustee, as a practical expedient to estimate fair value. The participants transact at contract value and can redeem at net unit value on the same day. Redemptions of units are recorded upon receipt of unitholders' instructions in good order.
The MIP and Fidelity Retirement Money Market Portfolio have provisions which prevent exchanges to competing funds for 90 days. The Plan’s management is not aware of the occurrence, or likely occurrence, of any events which would limit the Plan’s ability to transact at contract value daily.
The preceding valuation methods described may produce an estimate of fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level within the fair value hierarchy the Plan’s assets at fair value:

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Continued)

	Level 1	Level 2	Total
	December 31, 2012
	Thousands of Dollars
Mutual Funds
U.S. Equity	$85,912	$—	$85,912
Target Date Lifecycle	45,870	—	45,870
Money Market	21,752	—	21,752
U.S. Government Bond	10,923	—	10,923
Corporate Bond	7,388	—	7,388
International Equity	6,841	—	6,841
Other	1,533	—	1,533
Total Mutual Funds	180,219	—	180,219
Common Stock
UNS Energy	9,058	—	9,058
Other	5,391	—	5,391
Total Common Stock	14,449	—	14,449
Cash	2,845	—	2,845
Stable Value Fund (a CCT)	—	8,252	8,252
Unit Investment Trusts	—	250	250
Total Investments at Fair Value	$197,513	$8,502	$206,015

	Level 1	Level 2	Total
	December 31, 2011
	Thousands of Dollars
Mutual Funds
U.S. Equity	$80,733	$—	$80,733
Target Date Lifecycle	36,697	—	36,697
Money Market	16,077	—	16,077
U.S. Government Bond	9,961	—	9,961
Corporate Bond	7,606	—	7,606
International Equity	6,437	—	6,437
Other	1,233	—	1,233
Total Mutual Funds	158,744	—	158,744
Common Stock
UNS Energy	8,316	—	8,316
Other	3,729	—	3,729
Total Common Stock	12,045	—	12,045
Cash	2,925	—	2,925
Certificates of Deposit	—	404	404
Stable Value Fund (a CCT)	—	9,664	9,664
Unit Investment Trusts	—	149	149
Total Investments at Fair Value	$173,714	$10,217	$183,931

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Continued)

4. INVESTMENTS
The following investments represented 5% or more of the Plan’s net assets:

	December 31,
	2012	2011
	Thousands of Dollars
Fidelity Growth Company Fund 348,578 and 373,773 units, respectively	$32,515	$30,205
Fidelity Retirement Money Market Portfolio 21,751,579 and 16,076,664 units, respectively	21,752	16,077
T Rowe Price Blue Chip Growth Fund 368,676 units at December 31, 2012	16,823	—
Fidelity Equity Income Fund 293,632 and 317,787 units, respectively	13,812	13,121
Fidelity Intermediate Bond Fund 980,486 and 915,527 units, respectively	10,923	9,961
Fidelity Managed Income Portfolio 8,015,457 and 9,426,093 units, respectively(1)	8,015	9,426
Fidelity Magellan Fund 261,206 units at December 31, 2011	—	16,432

(1) Investment at December 31, 2012, did not meet the 5% threshold and was included for comparability purposes only.

The Plan’s investments appreciated (including realized and unrealized gains (losses) on investments purchased and sold, as well as held during the year) in value as follows:

Year Ended
December 31, 2012
Thousands of Dollars
Mutual Funds - Not Managed by Trustee	$1,480
Mutual Funds - Managed by Trustee	14,427
Common Stock	40
UNS Energy Common Stock	1,176
Net Appreciation in Fair Value of Investments	$17,123

5. INVESTMENT RISK
At December 31, 2012 and 2011, the Plan’s assets consisted primarily of investments in securities, including UNS Energy common stock, mutual funds, common collective trusts, and cash. Investment securities are exposed to various risks such as interest rate, market, credit risks, and increases in defaults. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6. TAX STATUS
The Plan is qualified under Section 401 of the IRC and is, therefore, considered to be exempt from federal income taxes under the provisions of Section 501(a). A tax qualification letter, dated February 7, 2012, was received from the Internal Revenue Service (IRS). Therefore, no provision for income taxes is included in the Plan’s financial statements.
There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. We believe the Plan is no longer subject to IRS or state tax examinations for years prior to 2009.

7. RELATED PARTY TRANSACTIONS
The fair value of the Plan’s investments in shares of mutual funds managed by the Trustee were $156,232,092 at December 31, 2012, and $153,731,704 at December 31, 2011. The fair value of the Plan’s investment in common stock of UNS Energy was

Tucson Electric Power Company
401(k) Plan
Notes to Financial Statements (Concluded)

$9,058,311 at December 31, 2012, and $8,315,634 at December 31, 2011. These investments qualify as party-in-interest transactions for which a statutory exemption exists.

Fees paid by the Plan for the Fidelity investment management services amounted to $22,023 for the year ended December 31, 2012. No revenue sharing income or expense occurred during 2012.

The Trustee invests in UNS Energy common stock in accordance with the provisions of the Plan. The following is a summary of transactions in UNS Energy common stock:

Year Ended
December 31, 2012
Thousands
Cost of Shares Purchased	$1,696
Number of Shares Purchased	44
Proceeds from Shares Sold	$2,129
Number of Shares Sold	55

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Year Ended
December 31, 2012
Thousands of Dollars
Investment Income per Financial Statements	$22,497
Less: Prior Year Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(238)
Add: Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	236

Total Income per Form 5500	$22,495

	December 31,
	2012	2011
	Thousands of Dollars
Net Assets Available for Benefits per Financial Statements	$213,337	$190,472
Add: Adjustment from Contract Value to Fair Value for Fully Benefit-Responsive Investment Contracts	236	238
Net Assets per Form 5500	$213,573	$190,710

Supplemental Schedule

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2012

(amounts in thousands)

(a)	(b)	Identity of Issuer, Borrower, Lessor or Similar Party	(c)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value
*		Fidelity Growth Company Fund		349 units of a mutual fund				$32,515
		T Rowe Price Blue Chip Growth		369 units of a mutual fund				16,823
*		Fidelity Equity Income Fund		294 units of a mutual fund				13,812
*		Fidelity Retirement Money Market Portfolio		21,752 units of a mutual fund				21,752
*		Fidelity Low-Price Stock Fund		202 units of a mutual fund				7,977
*		Fidelity Managed Income Portfolio		8,015 units of an open-ended commingled pool (common collective trust)				8,252
*		Fidelity Intermediate Bond Fund		980 units of a mutual fund				10,923
*		Fidelity Spartan 500 Index – Institutional		125 units of a mutual fund				6,324
***		BrokerageLink Account		A self-directed investment fund				10,018
*		UNS Energy Common Stock		214 shares of common stock				9,058
*		Fidelity Diversified International Fund		209 units of a mutual fund				6,239
		Janus Flexible Bond Fund Class I		683 units of a mutual fund				7,388
		Franklin Utilities A		230 units of a mutual fund				3,138
		American Beacon Small Cap Value Fund		131 units of a mutual fund				2,783
*		Fidelity Small Cap Stock		90 units of a mutual fund				1,633
*		Fidelity Freedom 2000		17 units of a mutual fund				202
*		Fidelity Freedom 2005		45 units of a mutual fund				574
*		Fidelity Freedom 2010		206 units of a mutual fund				2,650
*		Fidelity Freedom 2015		707 units of a mutual fund				9,169

(Continued)

Tucson Electric Power Company
401(k) Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) (Continued)
December 31, 2012

(a)	(b)	Identity of Issuer, Borrower, Lessor or Similar Party	(c)	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d)	Cost **	(e)	Current Value
*		Fidelity Freedom 2020		720 units of a mutual fund				9,640
*		Fidelity Freedom 2025		508 units of a mutual fund				6,901
*		Fidelity Freedom 2030		341 units of a mutual fund				4,684
*		Fidelity Freedom 2035		260 units of a mutual fund				3,603
*		Fidelity Freedom 2040		341 units of a mutual fund				4,745
*		Fidelity Freedom 2045		159 units of a mutual fund				2,234
*		Fidelity Freedom 2050		102 units of a mutual fund				1,439
*		Fidelity Freedom 2055		3 units of a mutual fund				28
*		Fidelity Freedom Income		42 units of a mutual fund				488
		Allianz NFJ International Value Fund		28 units of a mutual fund				602
		RS Investments Value Fund		16 units of a mutual fund				418
		Cash						3
								206,015
*		Participant loans		Loans with maturities ranging from 1 month to 177 months and interest rates from 5.25% to 11.50%				7,131
								$213,146

*	Denotes party-in-interest.

**	Historical cost information is not required for participant-directed investments.

***	Includes Other Mutual Funds, Other Common Stock, Cash, and Unit Investment Trusts.
(Concluded)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
TUCSON ELECTRIC POWER COMPANY 401(k) PLAN
By: Tucson Electric Power Company Pension Committee

By:	/s/ David G. Hutchens	Date:	June 27, 2013
David G. Hutchens
Member of Plan Administrative Committee

EXHIBIT INDEX

23	Consent of Independent Registered Public Accounting Firm